UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated November 23, 2012.

Exhibit 99.1

Mandatory Notification of Trade

Golar LNG Limited ("Golar" or the "Company") advises that World Shipholding, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has extended  its TRS agreements relating to 500,000  shares in the Company. John Fredriksen is Chairman of the Board, President and Director of Golar.

The new expiration of the TRS agreements is February 25th 2013. The exercise price on the agreements is NOK 227.29  per share. World Shipholding's affiliated ownership in Golar consists of 36,755,080  shares, representing 45.71  per cent of the Company's issued share capital, and has TRS agreements with exposure to a further 500,000  shares.

Golar LNG Limited
Hamilton, Bermuda
November 23, 2012

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 23, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer